SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

Basic Technologies, Inc.
(Name of Issuer)

           Common Stock
(Title of Class of Securities)

          07 007 410 9
(CUSIP Number)

Bryan L. Walker
1026 West Main Street, Suite 104
Lewisville, Texas  75067
                                        (972) 436-3789
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                              June 14, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 07 007 410 9

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     Bryan L. Walker

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [ ]

(3) SEC Use Only

(4) Source of Funds*      PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 989,048
Beneficially Owned	(8) Shared Voting Power 124,493
by Each Reporting	(9) Sole Dispositive Power 989,048
Person With	(10)Shared Dispositive Power 124,493

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

        1,113,541 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)                9.6%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.00001 per share (the "Common Stock") of Basic Technologies, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 1420 Westbrook Drive, Sarasota, Florida  34242.

ITEM 2. IDENTITY AND BACKGROUND

       (a)-(c)  Bryan L. Walker, 1026 West Main Street, Suite 104, Lewisville, Texas 75067, is formerly President and Director of the Company. Mr. Walker currently is President and Director of Founders Industries, Inc., a wholly-owned subsidiary of the Company.

                   This Report on Schedule 13D also includes securities owned of record by Laura N. Walker, the wife of Bryan L. Walker, and shares owned of record by the Shelton Voting Trust, of which Mr. Walker is the Trustee.

       (d)-(f)   The natural persons referred to above are United States Citizens. During the last five years, they have not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       As of September 30, 2001, Bryan L. Walker was the beneficial owner of 100,000 shares of common stock. In January 2002, Mr. Walker exercised options to purchase an additional 526,923 shares of common stock at a price of $.001 per share. Effective May 31, 2002, Mr. Walker gifted 10,000 shares of common stock in a private transaction.

       This Report also covers an aggregate of 124,493 shares of common stock owned of record by Laura N. Walker, spouse of the Reporting Person.

       The Reporting Person's beneficial ownership also includes an additional 372,125 shares of common stock held of record by the Shelton Voting Trust, as to which the Reporting Person serves as Trustee. The beneficiaries of the Shelton Voting Trust are Laura N. Walker as to 80% and the Smith Family Trust as to 20% of the shares of the Issuer's common stock beneficially owned by the Trust.

ITEM 4. PURPOSE OF TRANSACTION

       Effective December 13, 2001, The Company entered into a Letter of Understanding with Mr. Gary L. Brown which contemplated the reorganization of the Company and the spin-off of its oil and gas operations through the creation of a new wholly-owned subsidiary, Founders Industries, Inc. As part of the Letter of Understanding, the Shelton Voting Trust granted to Mr. Brown an option exercisable to purchase 4,900,000 shares of the Company's common stock at an exercise price of $.002 per share.

       Pursuant to the Letter of Understanding, Founders Industries was formed and organized in a reorganization pursuant to which the Company transferred to Founders Industries all of its existing oil and gas operations, including assets and liabilities, as well as its interest in an internet service provider located in Hawaii. The Reporting Person was elected to serve as President and Director of Founders Industries, Inc. Founders Industries, Inc. is preparing a Registration Statement to be filed with the Securities and Exchange Commission, the effectiveness of which is a condition precedent to completing the spin-off distribution of Founders Industries, Inc. to the shareholders of the Company.

       Effective May 1, 2002, the Reporting Person, Laura N. Walker, Richard C. Smith and Derek T. Smith resigned as directors of the Company. Those persons continue to serve as officers and directors of Founders Industries, Inc.

       Effective June 14, 2002,  options to purchase 4,900,000 shares of common stock of the Company from the Shelton Voting Trust were exercised.

       The foregoing transactions have resulted in a change in control of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a)      As of the date of this Report, Mr. Walker would be deemed to be the beneficial owner of 1,113,541 shares of the Issuer's common stock, which shares represent 9.6% of the 11,548,356 outstanding shares of the Issuer's common stock as of this date. Of the shares beneficially owned by Mr. Walker:

616,923 shares are owned of record by Mr. Walker;
124,493 shares are owned of record by Laura N. Walker; and
372,125 shares are owned of record by the Shelton Voting Trust, as to which Mr. Walker serves as Trustee.

       (b)      Mr. Walker would be deemed to have the sole voting and dispositive power with respect to the 616,923 shares of common stock owned of record by himself, individually, and with respect to the 372,125 shares of common stock owned of record by the Shelton Voting Trust. Mr. Walker would be deemed to exercise the shared voting and dispositive power with respect to the 124,493 shares of common stock owned of record by Laura N. Walker, his wife; however, Mr. Walker disclaims beneficial ownership with respect to those shares.

       (c)      During the preceding 60 says, the Reporting Person has engaged in the following transactions in the Issuer's common stock:

Date	Owner	Transaction	Number of Shares	Price Per Share	Market
4/29/02	Trust	sale	25,000	$.60	OTCBB
5/1/02	Trust	sale	8,500	$.60	OTCBB
5/31/02	B.L. Walker	sale	10,000	gift	private
6/14/02	Trust	sale	4,900,000	$.002	private

       (d)      Not applicable.

       (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE ISSUER.

       See response to Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       Exhibit A            Option Agreement

       Exhibit B            Letter of Understanding

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 24, 2002
(Date)
/s/ Bryan L. Walker
(Signature)
Bryan L. Walker
(Name/Title)